Exhibit 99.151

NexTech AR Solutions Reports First Quarter 2020 Results

New York, NY – Toronto, ON –May 14th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, and Virtual Events, reported results of its first quarter ended March 31, 2020. All figures are prepared in accordance with International Financial Reporting Standards (IFRS) unless otherwise indicated.

Q1 2020 highlights:

●	Revenue grows 177% to $2.5 million
●	Gross Profit grows 267% to $1.3 million
●	Working Capital of $3.5 million
●	Full report has been filed and is available on SEDAR
●	Q1 earnings will be released after the close at 4:30pm

Bridge Name: Nextech AR Solutions

Conference ID: 597-9019

Dial in: +1 (435)-777-2200

Evan Gappelberg, CEO of NexTech. comments “We are pleased to report that our first quarter 2020 results were positive and very strong across our business segments. These results were driven by new customer additions, expansion of product lines and increases in conversions from our e-commerce channels. He continues “We are uniquely positioned with our AR e-commerce and Virtual Events business units to not just survive this pandemic but thrive because of it. Our pipeline of potential deals remains very high and sales activity continues to progress quickly. There has never been more business opportunity in our lifetime for virtual learning, virtual conferences, or virtual events, and e-commerce”.

Kashif Malik, CFO of NexTech comments, “I am very pleased that our team has responded so well to the restrictions imposed by COVID-19, our level of engagement with customers and prospects remains high throughout the quarter, we were able to effectively deliver uninterrupted professional services to our customers despite the pandemic.”

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - Expressed in Canadian dollars)

	March 31, 2020	December 31, 2019
	$	$
ASSETS
Current assets
Cash	2,309,656	2,849,344
Receivables (Note 3)	620,896	403,651
Prepaid expenses and deposits	219,725	200,650
Inventory	1,598,394	1,353,584
Total current assets	4,748,671	4,807,229
Non-current assets
Equipment (Note 4)	137,486	146,555
Intangible assets and goodwill (Note 5)	3,927,448	3,683,079
Total non-current assets	4,064,934	3,829,634
TOTAL ASSETS	8,813,605	8,636,863
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 6)	1,050,408	1,243,528
Other payables (Note 7)	97,771	230,174
Total current liabilities	1,148,179	1,473,702
Long-term liabilities
Deferred income tax liability	72,717	96,956
Total Long-term liabilities	72,717	96,956
TOTAL LIABILITIES	1,220,896	1,570,658
EQUITY
Share capital (Note 9)	16,551,989	15,210,041
Convertible debentures (Note 8)	835,830	1,025,595
Reserves (Note 9)	2,163,919	1,407,330
Deficit	(11,959,029)	(10,576,761)
TOTAL SHAREHOLDERS’ EQUITY	7,592,709	7,066,205

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Comprehensive Loss

For the three months ended March 31.2020 and 2019

(Unaudited - Expressed in Canadian dollars)

	2020	2019
	$	$
Revenue	2,491,985	901,111
Cost of sales	(1,144,136)	(534,094)
Gross profit	1,347,849	367,017
Operating expenses
Sales and marketing	1,499,315	696,952
General and administrative	763,082	382,054
Research and development	373,331	583,909
Amortization (Note 5)	88,253	31,476
Depreciation (Note 4)	9,849	16,093
foreign exchange loss (gain)	1,694	(42.981)
Total operating expenses	2,735,524	1,667,503
Operating loss	(1,387,675)	(1,300,486)
financing expense
Loss before income taxes	(1,387,675)	(1,300,486)
Deferred income tax recovery	24,239	-
Net loss	(1,363,436)	1,300,436)
Other comprehensive income (loss)	-	-
Exchange differences on translating foreign operations	488,316	-
Total comprehensive loss	(875,120)	(1,300,486)
Loss per common share
Basic and diluted loss per common share	(0.02)	(0.03)
Weighted average number of common shares outstanding	61,378,508	51,030,728

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

For the three months ended March 31, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

	Number of shares	Share capital	Equity portion of convertible debenture	Reserves	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2018	43,687,872	6,365,393	-	423,463	(2,345,482)	4,443,374
Partial escrow cancellation	(400,000)	-	-	-	-	-
Acquisition of AR Ecommerce LLC	2,000,000	1,620,000	-	-	-	1,620,000
Shares released from escrow for services	-	60,000	-	-	-	60,000
Shares issued for exercise of warrants	8,461,500	2,605,750	-	-	-	2,605,750
Stock-based compensation	-	-	-	361,851	-	361,851
Net loss	-	-	-	-	(1,300,486)	(1,300,486)
Translation of foreign operations	-	-	-	-	-	-
Balance, March 31, 2019	53,749,372	10,651,143	-	785,314	(3,645,968)	7,790,489

Balance, December 31, 2019	60,509,250	15,210,041	1,025,595	1,407,330	(10,576,761)	7,066,205
Convertible debentures	347,663	208,597	(189,765)	-	(18,832)	-
Shares issued for exercise of warrants	513,305	406,764	-	-	-	406,764
Shares issued for exercise of options	1,007,500	305,675	-	-	-	305,675
Shares issued to settle related party liability	47,799	38,239	-	-	-	38,239
Share-based payment	478,341	382,673	-	268,273	-	650,946
Net loss	-	-	-	-	(1,363,436)	(1,363,436)
Translation of foreign operations	-	-	-	488,316	-	488,316
Balance as at March 31, 2020	62,903,858	16,551,989	835,830	2,163,919	(11,959,029)	7,592,709

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Cash Flows For the three months ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian dollars)

	2020	2019
OPERATING ACTIVITIMES
Net loss	(1,363,436)	(1,300,486)
Items not affecting cash:
Amortization of intangible assets	88,253	31,476
Deferred income tax recovery	(24,239)	-
Depreciation of property and equipment	9,849	16,093
Shares issued to settle related party liability	38,239
Share-based payments	650,946	361,851
Shares released from escrow for services	-	60,000
Changes in non-cash working capital items
Receivables	(217,245)	(213,475)
Prepaid expenses and deposits	(19,075)	(409,887)
Inventory	(244,810)	(267,849)
Accounts payable and accrued liabilities	(325,523)	(169,480)
Net cash used in operating activities	(1,407,041)	(1,891,757)
INVESTING ACTIVITIES
Cash acquired on a business combination	-	128,670
Purchase of equipment	-	(12,125)
Acquisition of HootView	-	(85,664)
Net cash used in investing activities	-	30,881
FINANCING ACTIVMES
Proceeds from exercise of options and warrants	712,439	2,605,750
Net cash provided by financing activities	712,439	2,605,750
Foreign exchange	154,914	95,739
Net change in cash	(539,688)	840,613
Cash, beginning	2,849,344	1,646,858
Cash, ending	2,309,656	2,487,471

About NexTech AR Solutions Corp.

NexTech is an emerging leader in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

The company is pursuing four multi-billion-dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first  ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it on’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.